                 FOR IMMEDIATE RELEASE

CONTACT: Marshall Murphy
(469) 549-3005

Nationstar to Redeem 10.875% Senior Notes due 2015

Lewisville, TX (June 25, 2014) - Nationstar Mortgage Holdings Inc. (NYSE: NSM) (“Nationstar”) announced today that its wholly-owned subsidiaries Nationstar Mortgage LLC and Nationstar Capital Corporation (collectively, the “Issuers”) will redeem all of the outstanding 10.875% Senior Notes due 2015 (CUSIP No. 63860U AB6) (the “Notes”) on July 25, 2014 (the “Redemption Date”). On the Redemption Date, a redemption price of 100 percent of the principal amount of the Notes, plus accrued and unpaid interest on the Notes redeemed to, but not including, the Redemption Date, will be payable by the Issuers to the holders on the Redemption Date. The Notes will be redeemed utilizing Nationstar’s cash on balance sheet. As of June 25, 2014, $285 million aggregate principal amount of the Notes were outstanding.

The Notes are held only in book-entry form through The Depository Trust Company (“DTC”). DTC will redeem the Notes in accordance with its procedures and notify the holders. Holders of the Notes need not take any action to receive payment of the redemption price.

This press release does not constitute a notice of redemption of the Notes. Holders of the Notes should refer to the notice of redemption to be delivered to the registered holders of the Notes by Wells Fargo Bank, National Association, the trustee with respect to the Notes.

About Nationstar Mortgage Holdings, Inc.
Based in Lewisville, Texas, Nationstar offers servicing, origination, and real estate services to financial institutions and consumers. Nationstar is one of the largest servicers in the United States and operates an integrated loan origination business that mitigates servicing portfolio run-off and improves credit performance for loan investors. Our Solutionstar business unit offers asset management, settlement, valuation and processing services. Additional corporate information is available at www.nationstarholdings.com.